================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934
                                Amendment No. 2
                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                             PPLC ACQUISITION CORP.
                                 NORTON COMPANY
                           COMPAGNIE DE SAINT-GOBAIN
                                   (Offerors)

                    Common Stock, Par Value, $0.10 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   16361L102
                     (Cusip Number of Class of Securities)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                             Valley Forge, PA 19482
                           Telephone: (610) 341-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Carole Schiffman, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

                                AMENDMENT NO. 2


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 2, 2000 and amended by Amendment No. 1 filed on August 17, 2000 (as amended, the "Schedule TO") by PPLC Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Norton Company, a Massachusetts corporation and an indirect wholly-owned subsidiary of Saint-Gobain, a French corporation, relating the offer to purchase all of the outstanding shares of common stock, $0.10 par value per share (the "Shares") of Chemfab Corporation, a Delaware corporation (the "Company"), at a price of $18.25 per Share, net to the seller in cash, upon the terms and conditions set forth in the offer to purchase dated August 2, 2000, as amended by Amendment No. 1 to the Schedule TO (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

     ITEMS 11 AND 12.

     Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     Item 11.  Additional Information.

     Section 16 of the Offer to Purchase is amended and supplemented by adding the following paragraph after the first paragraph of "Antitrust - Germany."

     "On August 24, 2000, Parent and the Company received regulatory approval in Germany under the German Act Against Restraints on Competition."


     Item 12.  Exhibits.

     The following is added as an Exhibit to the Schedule TO:

     (d)(5)   Press release dated August 24, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     August 24, 2000
                                             PPLC ACQUISITION CORP.


                                             By: /S/ JOHN R. MESHER
                                                --------------------------------
                                                Name:  JOHN R. MESHER
                                                Title: VICE PRESIDENT


                                             NORTON COMPANY


                                             By: /S/ JOHN R. MESHER
                                                --------------------------------
                                                Name:  JOHN R. MESHER
                                                Title: VICE PRESIDENT


                                             COMPAGNIE DE SAINT-GOBAIN


                                             By: /S/ GIANPAOLO CACCINI
                                                --------------------------------
                                                Name:  GIANPAOLO CACCINI
                                                Title: SENIOR VICE PRESIDENT

                                 EXHIBIT INDEX

Exhibit No.
-----------

  (a)(1)    Offer to Purchase dated August 2, 2000.*

  (a)(2)    Letter of Transmittal.*

  (a)(3)    Notice of Guaranteed Delivery.*

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

  (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (a)(7)    Summary Advertisement dated August 2, 2000.*

  (d)(1) Agreement and Plan of Merger, dated as of July 25, 2000, among the Company, Parent and Purchaser.*

  (d)(2) Voting Agreement, dated as of July 25, 2000, among Purchaser and the stockholders named therein.*

  (d)(3) Confidentiality Agreement, dated as of March 14, 2000, between the Company and Saint-Gobain Performance Plastics Corporation.*

  (d)(4)    Press Release dated August 17, 2000*

  (d)(5)    Press Release dated August 24, 2000

----------
* Previously filed.